

Pollis Robertson, Jr. · 3rd

National Accounts Sales Manager at Hamilton Plastics, Inc.

Greater Chicago Area · 498 connections · **Contact info**



Hamilton Plastics, In

**University of Wiscor
Madison**

Experience



National Accounts Sales Manager

Hamilton Plastics, Inc. · Full-time

Dec 2019 – Present · 8 mos

Greater Chicago Area

Polyethylene Film and bag manufacturer, mono and up to 9-layer coex. Hamilton Plastics, Inc is an MBE film manufacturer located in Chattanooga, TN. Primary focus is foods, industrial and converter packaging.--- sealant webs, poly bags, and specialty films for meat, cheese, and poultry.

CEO

ZEPHYR INC. · Self-employed

Dec 2017 – Dec 2019 · 2 yrs 1 mo

Greater Chicago Area

Consult and assist companies in finding new opportunities in flexible packaging or contract packaging if they do not have a sales force, need a specialist or need a dedicated hunter for their unique product line and desired project. This position requires utilizing over 20 years of packaging experience and relationships to gain business with large multinational coı ...**see mor**

President & CEO

The Doris Company

Dec 2015 – Dec 2017 · 2 yrs 1 mo
Waukegan, IL

Pollis Robertson, Jr. is the CEO of The Doris Company, the manufacturer and distributor of Aquavert branded products. In this role he oversees the research and development, sales, and marketing of the product brand. Aquavert is a full line of eco-friendly cleaning products using Hypochlorous Acid or electrolyzed water; where water molecules are changed and e ...see mor

CEO & President

EIJ Industries, Inc

Apr 2002 – Nov 2015 · 13 yrs 8 mos
Romeoville, IL

Owned and operated a successful contract packaging company that manufactured, packaged and supplied various packaging products mainly to fortune 500 companies such as Kellogg's, Kraft Foods, Clorox, General Mills and P&G. Specialized in contract packaging, contract manufacturing and supplying packaging various packaging films such as Polyethyle ...see mor

Regional Sales Manager

PLIANT CORP

Oct 1999 – Jul 2002 · 2 yrs 10 mos
Greater Chicago Area

Managed a converter films account base of $15,000,000. Specialize in selling high polyethylene, surlyn based and other polyolefin films for low and high-end applications. Film types include high barrier EVOH, Nylon, LDPE, LLDPE, HDPE, elastomeric, breathable, peelable and retortable films. Chief responsibilities include selling, market business developn ...see mor

Education



University of Wisconsin-Madison

BS, Agricultural Economics

1985 – 1990

Activities and Societies: Big Ten Basketball

Wayne Memorial

1982 – 1985

